Exhibit 99.1

Contact Information

Investor Relations

Tel: +86 (21) 6195 9561

Email: ir@hworld.com

https://ir.hworld.com

H World Group Limited Announces Preliminary Results for Hotel Operations

in the Fourth Quarter and the Full Year of 2022

Shanghai, China, January 31, 2023 – H World Group Limited (NASDAQ: HTHT and HKEX: 1179) (“H World”, “we” or “our”), a key player in the global hotel industry, today announced preliminary results for hotel operations in the fourth quarter (“Q4 2022”) and the full year ended December 31, 2022.

COVID-19 update

For our Legacy-Huazhu business, our RevPAR in Q4 2022 recovered to 83% of the 2019 level. The recovery was accelerated after Chinese Government announced the reopening policy in mid-November. Breaking down into each month, our RevPAR in October, November and December 2022 recovered to 74%, 87% and 91% of the 2019 levels, respectively. The trend continued during the Spring Festival holiday with RevPAR recovered to roughly 95% of 2019 seven days’ holiday period.

Steigenberger Hotels GmbH and its subsidiaries (“DH”, or “Legacy-DH”) have experienced a seasonal slowdown of RevPAR recovery in Q4 2022. Blended RevPAR recovered to 110% of 2019 levels in Q4, driven by the Steigenberger hotels in Qatar and Egypt. Excluding the effects of the FIFA World Cup and the COP27 UN Climate Conference, the RevPAR recovered to 100% of 2019 levels. RevPAR recovery continues to be driven by ADR increases while occupancy levels still remain behind the levels achieved in 2019. The ongoing reduction of energy-related risks eases energy prices in Europe. However, inflation is continuing to impact operating costs. We will bridge the rising cost through further rate increases as well as an ongoing focus on cost reduction, process optimization and stringent cash management.

Operating Results: Legacy-Huazhu(1)

	Number of hotels				Number of rooms
				As of	As of
	Opened in Q4 2022	Closed (2) in Q4 2022	Net added in Q4 2022	December 31, 2022 (3)	December 31, 2022
Leased and owned hotels	5	(13)	(8)	623	89,638
Manachised and franchised hotels	239	(96)	143	7,788	693,536
Total	244	(109)	135	8,411	783,174

(1)       Legacy-Huazhu refers to H World and its subsidiaries, excluding DH.

(2)       The reasons for hotel closures mainly included non-compliance with our brand standards, operating losses, and property-related issues. In Q4 2022, we temporarily closed 10 hotels for brand upgrade and business model change purposes.

(3)       As of December 31, 2022, 572 hotels were requisitioned by governmental authorities.

	As of December 31, 2022
	Number of hotels	Unopened hotels in pipeline
Economy hotels	4930	1053
Leased and owned hotels	353	1
Manachised and franchised hotels	4577	1052
Midscale and upscale hotels	3481	1491
Leased and owned hotels	270	13
Manachised and franchised hotels	3211	1478
Total	8411	2544

Operational hotels excluding hotels under requisition(4)

	For the quarter ended
	December 31,	September 30,	December 31,	yoy
	2021	2022	2022	change
Average daily room rate (in RMB)
Leased and owned hotels	286	294	279	-2.6%
Manachised and franchised hotels	232	248	236	1.4%
Blended	239	254	240	0.4%
Occupancy Rate (as a percentage)
Leased and owned hotels	67.4%	73.1%	63.1%	-4.3p.p.
Manachised and franchised hotels	68.4%	76.4%	66.6%	-1.8p.p.
Blended	68.2%	76.0%	66.2%	-2.0p.p.
RevPAR (in RMB)
Leased and owned hotels	193	215	176	-8.8%
Manachised and franchised hotels	159	190	157	-1.2%
Blended	163	193	159	-2.6%

	For the quarter ended
	December 31,	December 31,	yoy
	2019	2022	change
Average daily room rate (in RMB)
Leased and owned hotels	277	279	0.5%
Manachised and franchised hotels	223	236	5.9%
Blended	232	240	3.6%
Occupancy Rate (as a percentage)
Leased and owned hotels	84.7%	63.1%	-21.6p.p.
Manachised and franchised hotels	81.6%	66.6%	-15.0p.p.
Blended	82.2%	66.2%	-16.0p.p.
RevPAR (in RMB)
Leased and owned hotels	235	176	-25.2%
Manachised and franchised hotels	182	157	-13.6%
Blended	191	159	-16.6%

(4)            If including hotels under requisition, RevPAR in Q4 2022 would have been 85% of the 2019 level.

Operational hotels excluding hotels under requisition(5)

	For full year ended
	December 31,	December 31,	yoy
	2021	2022	change
Average daily room rate (in RMB)
Leased and owned hotels	286	272	-5.1%
Manachised and franchised hotels	232	231	-0.2%
Blended	239	236	-1.3%
Occupancy Rate (as a percentage)
Leased and owned hotels	70.6%	63.9%	-6.7p.p.
Manachised and franchised hotels	72.4%	67.1%	-5.4p.p.
Blended	72.2%	66.7%	-5.5p.p.
RevPAR (in RMB)
Leased and owned hotels	202	174	-14.1%
Manachised and franchised hotels	168	155	-7.6%
Blended	172	157	-8.8%

	For full year ended
	December 31,	December 31,	yoy
	2019	2022	change
Average daily room rate (in RMB)
Leased and owned hotels	276	272	-1.8%
Manachised and franchised hotels	224	231	3.0%
Blended	234	236	0.6%
Occupancy Rate (as a percentage)
Leased and owned hotels	87.0%	63.9%	-23.0p.p.
Manachised and franchised hotels	83.8%	67.1%	-16.7p.p.
Blended	84.4%	66.7%	-17.7p.p.
RevPAR (in RMB)
Leased and owned hotels	240	174	-27.8%
Manachised and franchised hotels	188	155	-17.5%
Blended	198	157	-20.5%

(5)            If including hotels under requisition, RevPAR in 2022 would have been 82% of the 2019 level.

Same-hotel operational data by class

Mature hotels in operation for more than 18 months (excluding hotels under requisition)

	Number of hotels		Same-hotel RevPAR			Same-hotel ADR			Same-hotel Occupancy
			For the quarter			For the quarter			For the quarter
	As of		ended		yoy	ended		yoy	ended		yoy
	December 31,		December 31,		change	December 31,		change	December 31,		change
	2021	2022	2021	2022		2021	2022		2021	2022	(p.p.)
Economy hotels	3,199	3,199	137	123	-10.1%	183	181	-1.0%	75.0%	68.1%	-6.9
Leased and owned hotels	335	335	148	132	-11.1%	204	199	-2.6%	72.5%	66.2%	-6.4
Manachised and franchised hotels	2,864	2,864	135	122	-9.9%	179	178	-0.7%	75.5%	68.5%	-7.0
Midscale and upscale hotels	2,097	2,097	215	196	-8.6%	313	301	-3.8%	68.6%	65.1%	-3.4
Leased and owned hotels	227	227	245	222	-9.5%	387	361	-6.8%	63.4%	61.5%	-1.9
Manachised and franchised hotels	1,870	1,870	209	192	-8.4%	301	292	-3.2%	69.5%	65.7%	-3.7
Total	5,296	5,296	174	158	-9.2%	241	236	-2.0%	72.0%	66.7%	-5.3

	Number of hotels		Same-hotel RevPAR			Same-hotel ADR			Same-hotel Occupancy
			For the quarter			For the quarter			For the quarter
	As of		ended		yoy	ended		yoy	ended		yoy
	December 31,		December 31,		change	December 31,		change	December 31,		change
	2019	2022	2019	2022		2019	2022		2019	2022	(p.p.)

Economy hotels	1,969	1,969	167	122	-26.8%	188	180	-4.1%	88.6%	67.6%	-21.0
Leased and owned hotels	324	324	189	130	-31.5%	215	197	-8.3%	88.0%	65.8%	-22.2
Manachised and franchised hotels	1,645	1,645	161	120	-25.4%	181	176	-2.8%	88.8%	68.1%	-20.7
Midscale and upscale hotels	1,009	1,009	272	192	-29.4%	325	300	-7.9%	83.5%	64.0%	-19.5
Leased and owned hotels	166	166	329	202	-38.7%	395	335	-15.3%	83.3%	60.3%	-23.0
Manachised and franchised hotels	843	843	256	189	-26.1%	307	291	-5.1%	83.5%	65.0%	-18.5
Total	2,978	2,978	209	150	-28.0%	241	227	-5.8%	86.6%	66.2%	-20.4

Same-hotel operational data by class

Mature hotels in operation for more than 18 months (excluding hotels under requisition)

	Number of hotels		Same-hotel RevPAR			Same-hotel ADR			Same-hotel Occupancy
			For the year			For the year			For the year
	As of		ended		yoy	ended		yoy	ended		yoy
	December 31,		December 31,		change	December 31,		change	December 31,		change
	2021	2022	2021	2022		2021	2022		2021	2022	(p.p.)
Economy hotels	3,199	3,199	142	123	-13.6%	183	176	-3.6%	77.5%	69.5%	-8.0
Leased and owned hotels	335	335	155	133	-14.1%	207	194	-6.3%	74.5%	68.3%	-6.2
Manachised and franchised hotels	2,864	2,864	139	121	-13.5%	179	173	-3.1%	78.0%	69.7%	-8.3
Midscale and upscale hotels	2,097	2,097	224	196	-12.4%	315	301	-4.4%	71.0%	65.0%	-6.0
Leased and owned hotels	227	227	255	219	-14.1%	386	362	-6.3%	66.1%	60.6%	-5.5
Manachised and franchised hotels	1,870	1,870	218	191	-12.0%	303	291	-3.9%	71.9%	65.8%	-6.1
Total	5,296	5,296	179	156	-13.0%	240	231	-3.8%	74.6%	67.5%	-7.1

	Number of hotels		Same-hotel RevPAR			Same-hotel ADR			Same-hotel Occupancy
			For the year			For the year			For the year
	As of		ended		yoy	ended		yoy	ended		yoy
	December 31,		December 31,		change	December 31,		change	December 31,		change
	2019	2022	2019	2022		2019	2022		2019	2022	(p.p.)
Economy hotels	1,969	1,969	174	121	-30.5%	192	176	-8.7%	90.7%	69.0%	-21.7
Leased and owned hotels	324	324	195	130	-33.3%	215	191	-10.9%	90.8%	68.0%	-22.8
Manachised and franchised hotels	1,645	1,645	169	119	-29.6%	186	171	-7.9%	90.6%	69.3%	-21.4
Midscale and upscale hotels	1,009	1,009	276	190	-31.2%	331	300	-9.5%	83.2%	63.3%	-19.9
Leased and owned hotels	166	166	334	200	-40.0%	396	338	-14.6%	84.2%	59.1%	-25.1
Manachised and franchised hotels	843	843	258	187	-27.6%	311	289	-7.1%	82.9%	64.6%	-18.3
Total	2,978	2,978	212	147	-30.8%	241	219	-9.0%	87.9%	66.9%	-21.0

Operating Results: Legacy-DH(6)

	Number of hotels				Number of rooms	Unopened hotels in pipeline
	Opened in Q4 2022	Closed in Q4 2022	Net added in Q4 2022	As of December 31, 2022(7)	As of December 31,2022	As of December 31,2022

Leased hotels	2	-	2	81	15,328	26
Manachised and franchised hotels	4	-	4	51	10,976	10
Total	6	-	6	132	26,304	36

(6)	Legacy-DH refers to DH.
(7)	As of December 31, 2022, a total of 3 hotels were temporarily closed. 1 hotel was closed due to flood damage, 1 hotel was closed due to extensive hotel refurbishment, and 1 hotel was closed due to repairment.

	For the quarter ended
	December 31,	September 30,	December 31,	yoy
	2021	2022	2022	change
Average daily room rate (in EUR)
Leased hotels	95	113	114	19.5%
Manachised and franchised hotels	93	116	134	44.6%
Blended	94	114	122	29.7%
Occupancy rate (as a percentage)
Leased hotels	42.9%	67.4%	60.0%	+17.1 p.p.
Manachised and franchised hotels	50.7%	64.1%	58.3%	+7.6 p.p.
Blended	46.1%	66.1%	59.3%	+13.2 p.p.
RevPAR (in EUR)
Leased hotels	41	76	68	67.3%
Manachised and franchised hotels	47	74	78	66.2%
Blended	43	75	72	66.8%

	For full year ended
	December 31,	December 31,	yoy
	2021	2022	change
Average daily room rate (in EUR)
Leased and owned hotels	91	110	20.1%
Manachised and franchised hotels	89	113	26.6%
Blended	90	111	22.9%
Occupancy Rate (as a percentage)
Leased and owned hotels	31.6%	56.0%	+24.4 p.p.
Manachised and franchised hotels	40.5%	56.4%	+15.9 p.p.
Blended	35.2%	56.2%	+21.0 p.p.
RevPAR (in EUR)
Leased and owned hotels	29	61	112.6%
Manachised and franchised hotels	36	64	76.4%
Blended	32	62	96.2%

Hotel Portfolio by Brand

	As of December 31, 2022
	Hotels	Rooms	Unopened hotels
	in operation		in pipeline
Economy hotels	4,948	389,383	1,066
HanTing Hotel	3,257	288,956	652
Hi Inn	456	23,998	170
Ni Hao Hotel	159	11,534	199
Elan Hotel	836	39,948	-
Ibis Hotel	222	22,826	32
Zleep Hotels	18	2,121	13
Midscale hotels	2,898	317,117	1,146
Ibis Styles Hotel	85	8,864	25
Starway Hotel	567	47,378	242
JI Hotel	1,694	199,581	611
Orange Hotel	519	56,035	261
CitiGO Hotel	33	5,259	7
Upper midscale hotels	538	75,467	286
Crystal Orange Hotel	164	21,552	57
Manxin Hotel	112	10,601	59
Madison Hotel	52	7,195	64
Mercure Hotel	137	21,193	62
Novotel Hotel	17	4,424	19
IntercityHotel(8)	56	10,502	25
Upscale hotels	134	21,609	72
Jaz in the City	3	587	1
Joya Hotel	8	1,368	1
Blossom House	53	2,326	49
Grand Mercure Hotel	7	1,726	5
Steigenberger Hotels & Resorts(9)	54	14,040	8
MAXX (10)	9	1,562	8
Luxury hotels	15	2,318	5
Steigenberger Icon(11)	9	1,847	1
Song Hotels	6	471	4
Others	10	3,584	5
Other hotels(12)	10	3,584	5
Total	8,543	809,478	2,580

(8)  As of December 31, 2022, 5 operational hotels and 11 pipeline hotels of IntercityHotel were in China.

(9)  As of December 31, 2022, 11 operational hotels and 3 pipeline hotels of Steigenberger Hotels & Resorts were in China.

(10)  As of December 31, 2022, 3 operational hotels and 8 pipeline hotels of MAXX were in China.

(11)  As of December 31, 2022, 3 operational hotels of Steigenberger Icon were in China.

(12)  Other hotels include other partner hotels and other hotel brands in Yongle Huazhu Hotel & Resort Group (excluding Steigenberger Hotels & Resorts and Blossom House).

About H World Group Limited

Originated in China, H World Group Limited is a key player in the global hotel industry. As of December 31, 2022, H World operated 8,543 hotels with 809,478 rooms in operation in 17 countries. H World’s brands include Hi Inn, Elan Hotel, HanTing Hotel, JI Hotel, Starway Hotel, Orange Hotel, Crystal Orange Hotel, Manxin Hotel, Madison Hotel, Joya Hotel, Blossom House, Ni Hao Hotel, CitiGO Hotel, Steigenberger Hotels & Resorts, MAXX, Jaz in the City, IntercityHotel, Zleep Hotels, Steigenberger Icon and Song Hotels. In addition, H World also has the rights as master franchisee for Mercure, Ibis and Ibis Styles, and co-development rights for Grand Mercure and Novotel, in the pan-China region.

H World’s business includes leased and owned, manachised and franchised models. Under the lease and ownership model, H World directly operates hotels typically located on leased or owned properties. Under the manachise model, H World manages manachised hotels through the on-site hotel managers that H World appoints, and H World collects fees from franchisees. Under the franchise model, H World provides training, reservations and support services to the franchised hotels, and collects fees from franchisees but does not appoint on-site hotel managers. H World applies a consistent standard and platform across all of its hotels. As of December 31, 2022, H World operates 13 percent of its hotel rooms under lease and ownership model, and 87 percent under manachise and franchise models.

For more information, please visit H World’s website: https://ir.hworld.com.

Safe Harbor Statement Under the U.S. Private Securities Litigation Reform Act of 1995: The information in this release contains forward-looking statements which involve risks and uncertainties. Such factors and risks include our anticipated growth strategies; our future results of operations and financial condition; economic conditions; the regulatory environment; our ability to attract and retain customers and leverage our brands; trends and competition in the lodging industry; the expected growth of demand for lodging; and other factors and risks detailed in our filings with the U.S. Securities and Exchange Commission. Any statements contained herein that are not statements of historical fact may be deemed to be forward-looking statements, which may be identified by terminology such as “may,” “should,” “will,” “expect,” “plan,” “intend,” “anticipate,” “believe,” “estimate,” “predict,” “potential,” “forecast,” “project” or “continue,” the negative of such terms or other comparable terminology. Readers should not rely on forward-looking statements as predictions of future events or results.

H World undertakes no obligation to update or revise any forward-looking statements, whether as a result of new information, future events or otherwise, unless required by applicable law.